FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securites Exchange Act of 1934, Section 17(a) of the Public Utlity Holding Company Act of 1935 or Section 30 (f) of the Investment Company Act of 1940.

1. Name and Address of Reporting Person*

Ming Wang
1200 Prospect Street, Suite 325
La Jolla, CA 92037

2. Date of Event Requiring Statement:

February 12, 2001

3. I.R.S. Identification Number of Reporting Person, if any entity (voluntary):

4. Issuer Name and Ticker or Trading Symbol:

SGI INTERNATIONAL (SGII)

5. Relationship of Reporting Person to Issuer (Check All Applicable):

____ Director	_X _ Officer (give title): Vice President Research and Engineering
____ 10% Owner	____ Other (specify below)

6. If Amendment, Date of Original (Month, Day, Year):
N/A

7. Individual or Joint/Group Filing (Check All Applicable):

___X Form filed by one Reporting Person

_____ Form filed by more than one Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month, Day, Year) Exercisable Expiration Date Date		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4) Title Amt or No. of Shares		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Options	09/11/98	09/02/07	Common Stock	10,000	$1.03	D
Options	01/14/99	01/14/03	Common Stock	12,000	$0.8437	D
Options	04/21/99	04/21/03	Common Stock	20,000	$0.6250	D
Options	10/01/99	10/01/03	Common Stock	5,000	$0.2650	D
Options	04/01/00	04/01/04	Common Stock	15,000	$0.1250	D
Options	03/02/01	03/02/05	Common Stock	6,089	$0.37	D
Warrants	03/04/97	12/31/01	Common Stock	10,000	$1.03	D
Warrants	07/16/97	12/31/01	Common Stock	8,000	$1.03	D
Warrants	12/03/97	12/31/02	Common Stock	15,000	$1.03	D
Warrants	05/14/98	12/31/01	Common Stock	15,000	$1.03	D
Warrants	03/02/01	12/31/05	Common Stock	33,902	$0.37	D
Warrants	02/12/02	12/31/06	Common Stock	60,000	$0.26	D

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).
/s/ Ming Wang	February 21, 2001
** Signature of Reporting Person	Date